                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           JERRY'S FAMOUS DELI, INC.
                           -------------------------
                                (Name of Issuer)


                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)


                                   476 523 105
                                 --------------
                                 (CUSIP Number)


                               Kenneth J. Abdalla
                            Waterton Management, LLC
                          10000 Santa Monica Boulevard
                         Los Angeles, California 90067
                                 (310) 789-7200
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 30, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with the statement: [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- ------------------------------                   ------------------------------
   CUSIP NO. 476 523 105                                    PAGE 2 OF 12
- ------------------------------                   ------------------------------

- -------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        YUCAIPA WATERTON DELI INVESTORS, LLC
- -------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------
   3    SEC USE ONLY

- -------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        WC
- -------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
- -------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
- -------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      ------------------------------------------------------
  PERSON WITH            8    SHARED VOTING POWER
                              1,065,000 SHARES (2,065,000 MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,065,000 SHARES (2,065,000 MAXIMUM)
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,065,000 SHARES (2,065,000 MAXIMUM)
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3% (16.6% MAXIMUM)
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        OO
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ------------------------------                   ------------------------------
   CUSIP NO. 476 523 105                                    PAGE 3 OF 12
- ------------------------------                   ------------------------------

- -------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        WATERTON MANAGEMENT, LLC
- -------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------
   3    SEC USE ONLY

- -------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO
- -------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
- -------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
- -------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      ------------------------------------------------------
  PERSON WITH            8    SHARED VOTING POWER
                              2,307,499.67 SHARES (4,474,166.33 SHARES MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,307,499.67 SHARES (4,474,166.33 SHARES MAXIMUM)
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,307,499.67 SHARES (4,474,166.33 SHARES MAXIMUM)
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.2% (30.1% MAXIMUM)
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        OO
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ------------------------------                   ------------------------------
   CUSIP NO. 476 523 105                                    PAGE 4 OF 12
- ------------------------------                   ------------------------------

- -------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        KENNETH J. ABDALLA
- -------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------
   3    SEC USE ONLY

- -------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO
- -------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
- -------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
- -------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      ------------------------------------------------------
  PERSON WITH            8    SHARED VOTING POWER
                              3,372,499.67 SHARES (6,539,166.33 SHARES MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              3,372,499.67 SHARES (6,539,166.33 SHARES MAXIMUM)
- -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,372,499.67 SHARES (6,539,166.33 SHARES MAXIMUM)
- -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
- -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.5% (38.6% MAXIMUM)
- -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
- -------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, no par value ("Common Stock"), of Jerry's Famous Deli, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 12711 Ventura Blvd., Suite 400, Studio City, California 91604.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by (i) Yucaipa Waterton Deli Investors, LLC, a Delaware limited liability corporation ("Deli Investors"), (ii) Waterton Management, LLC, a Delaware limited liability corporation ("Waterton"), and (iii) Kenneth J. Abdalla, an individual. Mr. Abdalla is the managing member of Deli Investors and Waterton. Deli Investors, Waterton and Mr. Abdalla are collectively referred to herein as the "Reporting Persons."

         (b) The address of the principal business and principal office of each of the Reporting Persons is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067.

         (c) The principal business of Mr. Abdalla and Waterton is to make private investments. The principal business of Deli Investors is to invest in the Company.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Abdalla is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 30, 1996, the Company completed the sale to Deli Investors of 6,000 shares of its Series A Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to purchase 65,000 shares of the Company's common stock, no par value (the "Common Stock") for an aggregate purchase price of $6,000,100. The Company also granted options (the "Options") to Waterton to purchase an additional $13,000,000 of Preferred Stock and Warrants to acquire a total of 140,833 shares of Common Stock, upon the same terms and conditions as those received by Deli Investors in connection with the initial purchase. See
Item 6 below. The funds used by Deli Investors to acquire the Preferred Stock and the Warrants were obtained from the capital contributions of its members. The source of funds to be used by Waterton or its designees in connection with any exercise of the Options has not been determined as of the date hereof, but may include additional capital contributions or future borrowings.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Preferred Stock, Warrants and Options from the Company for purposes of investment. Waterton or its designees may acquire additional Preferred Stock or Warrants upon the exercise of the Options. See Item 6 below.

         Pursuant to the letter agreement dated as of August 22, 1996, pursuant to which the Options were granted (the "Option Letter"), the Company agreed that, upon five (5) business days written notice from





                                 (Page 5 of 12)

Waterton stating that Mr. Abdalla desired to become a member of the Board of Directors, it would so nominate him and that such nomination would be approved within ten (10) business days thereafter. In addition, if Waterton has exercised its Option to acquire an additional $13 million of Preferred Stock, it will be entitled to designate one additional person to sit on the Company's Board of Directors.

         The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

         Except as described herein and in Item 6 below, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Deli Investors owns 6,000 shares of Preferred Stock and Warrants to acquire 65,000 shares of Common Stock. Commencing on November 30, 1996 the Preferred Stock will be convertible into shares of the Company's Common Stock. The Preferred Stock will automatically convert to Common Stock on August 30, 1999. Each share of Preferred Stock will convert into a number of shares of Common Stock to determined by dividing its Designated Value (equal to $1,000 per share plus accrued and unpaid dividends) by the product of (i) the average closing bid price for the Common Stock on the preceding five trading days (the "Closing Price") and (ii) .83; provided, however, that in no event shall the product of such two items be less than $3.00 or greater than $6.00 for purposes of any conversion. The Warrants are exercisable prior to August 22, 1999 at the price of $1.00 per share (subject to customary anti-dilution adjustments). Pursuant to such conversion and exercise provisions, Deli Investors may be deemed to beneficially own a minimum of 1,065,000 shares (9.3%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 2,065,000 shares (16.6%) of the Company's Common Stock.

         Pursuant to the Option Letter, Waterton has been granted an option to acquire (i) an additional 6,000 shares of Preferred Stock and Warrants to acquire an additional 65,000 shares of Common Stock for aggregate consideration of $6 million on or before September 30, 1996 and (ii) an additional 7,000 shares of Preferred Stock and Warrants to acquire an additional 75,833 shares of Common Stock on or before November 30, 1996. As described in Item 6 below, the periods in which such Options are exercisable may be extended if certain waivers or approvals have not been obtained. Pursuant to the conversion and exercise provisions (as described above) of the Preferred Stock and Warrants issuable upon exercise of the Options, Waterton may be deemed to beneficially own a minimum of 2,307,499.67 shares (18.2%) of the Company's Common Stock, and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 4,474,166.33 shares (30.1%) of the Company's Common Stock.

         As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, he has the ability to vote and dispose their holdings and, consequently, may be deemed to beneficially own all of the Common Stock issuable upon exercise of the Preferred Stock and Warrants beneficially owned by Deli Investors and Waterton. This would represent beneficial ownership of a minimum of 3,372,499.67 shares (24.5%) of the Company's Common Stock and, on the same assumptions indicated above, a maximum of 6,539,166.33 (38.6%) shares of the Company's Common Stock.





                                 (Page 6 of 12)

         (b) As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, he may be deemed to have shared dispositive and voting power with respect to the minimum of 1,065,000 shares (9.3%) and the maximum of 2,065,000 shares (16.6%) of the Company's Common Stock which may be deemed to be beneficially owned by Deli Investors and the minimum of 2,307,499.67 shares (18.2%) and the maximum of 4,474,166.33 shares (30.1%) of the Company's Common Stock which may be deemed to be beneficially owned by Waterton.

         (c) Except as described in Item 3 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e)     Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 30, 1996, Deli Investors acquired 6,000 shares of Preferred Stock and Warrants to acquire 65,000 shares of Common Stock for an aggregate purchase price of $6,000,100. Deli Investors made the investment pursuant to a Private Securities Purchase Agreement dated as of August 22, 1996 (the "Purchase Agreement"). In addition, the Company and Deli Investors entered into a Registration Rights Agreement dated as of August 22, 1996 (the "Registration Rights Agreement"). The rights, preferences and privileges of the Preferred Stock were set forth in the Second Amended and Restated Certificate of Determination of Rights and Preferences of Series A Preferred Shares (the "Preferred Stock Certificate"). The terms of the Warrants were set forth in a Common Stock Purchase Warrant Certificate dated as of August 26, 1996 (the "Warrant Certificate"). In addition the Company entered into the Option Letter with Waterton and also entered into a second letter agreement dated as of August 22, 1996 (the "Preferred Stock Voting Letter") with Waterton. In addition, The Starkman Family Trust, the principal shareholder of the Company, also entered into a letter agreement dated as of August 22, 1996 (the "Shareholder Letter") with Waterton. Each of the foregoing documents has been filed as an exhibit to this Schedule 13D and are hereby incorporated by reference. The following summary of certain provisions of such agreements is qualified by reference to the more detailed terms and conditions contained therein.

         The Purchase Agreement set forth the principal terms of Deli Investor's purchase of the Preferred Stock and Warrants. It also included customary representations and warranties with respect to each party. Pursuant to the Purchase Agreement, the Company has granted Deli Investors a right of first refusal to purchase any shares of Common Stock, or securities convertible into Common Stock, which the Company offers for sale in a private placement prior to November 30, 1996.

         The Preferred Stock has a right to dividends in the amount of $80.00 per share per annum, payable quarterly in arrears, in cash or, at the option of the Company, in additional shares of Common Stock. Each share has a liquidation preference of $1,000 per share, plus accrued and unpaid dividends. Each share of Preferred Stock is convertible at the option of the holder, commencing ninety days following the original issuance of the Preferred Stock, into shares of Common Stock. Each share of Preferred Stock will be convertible into a number of shares of Common Stock determined by dividing its Designated Value by the product of the Closing Price and .83; provided, however, that in no event shall the product of such two items be less than $3.00 or greater than $6.00 for purposes of any conversion. See Item 5 above. The Preferred Stock will automatically be converted to Common Stock on August 30, 1999. The holders of Preferred Stock have no voting rights, except as may be





                                 (Page 7 of 12)
required by law. However, pursuant to the Preferred Stock Voting Letter, the Company has agreed to seek approval from Nasdaq to issue a new class of Series B Preferred Stock into which the Preferred stock may be converted if Nasdaq approval is obtained. The Series B Preferred Stock will be identical to the Preferred Stock except for its right to vote on all matters which are presented to Shareholders of Common Stock for a vote. The Company has requested Nasdaq to approve voting rights for each share of Series B Preferred Stock equal to 109 shares of Common Stock, based upon the purchase price of $1,000 per share of Preferred Stock and a market price of $9.125 per share for the Company's Common Stock on August 23, 1999.

         Pursuant to the Warrant Certificates, the Warrants are exercisable at any time prior to August 22, 1999 for up to 65,000 shares of Common Stock, at an exercise price of $1.00 per share. The Warrant Certificate contains certain customary antidilution provisions.

         Pursuant to the Registration Rights Agreement, the Company has agreed to register for resale the shares of Common Stock issuable upon exercise of the Preferred Stock prior to the time the shares of Preferred Stock become convertible into Common Stock. The Company is required to make certain payments to the holders of Preferred Stock if the registration statement has not been declared effective at the required time. The Company will also provide customary indemnification to holders of registrable securities within the meaning of the Registration Rights Agreement.

         Pursuant to the Option Letter, the Company has granted options to Waterton to purchase an additional $13,000,000 of Preferred Stock and Warrants to purchase an additional 140,833 shares of Common Stock, upon the same terms and conditions as the initial sale of Preferred Stock and Warrants to Deli Investors. The Options are exercisable upon the Company obtaining a waiver from Nasdaq of its requirement for a shareholder vote to approve an issuance of shares in excess of 20% of the total outstanding shares or, if such waiver is not obtained, upon the Company's obtaining shareholder approval of the issuance of such additional Shares. Pursuant to the Shareholder Letter, The Starkman Family Trust has agreed to vote in favor of such an approval. In addition, the exercise of the Option is subject to the receipt of any required Hart-Scott-Rodino approval. If such approvals are obtained, Waterton or its designee will have until September 30, 1996 to complete the purchase of an additional $6,000,000 of Preferred Stock and Warrants to purchase an additional 65,000 shares of Common Stock, and until November 30, 1996 to purchase an additional $7,000,000 of Preferred Stock and Warrants to purchase an additional 75,833 shares of Common Stock. Such time periods may be extended if the required approvals have not been obtained within a specified period prior to the designated dates.

         The Option Letter also provides that in the event that Waterton and its designees (including Deli Investors) purchase a total of $19,000,000 of Preferred Stock, Waterton will have a five-day right of first refusal to purchase any additional shares of Common Stock or other securities convertible into Common Stock offered by the Company in a private placement for a period of two years. In addition, pursuant to the Shareholder Letter, the Starkman Trust has agreed to give Waterton or its designees certain rights of first refusal to purchase any additional shares of Common Stock offered for sale by the Starkman Trust in excess of 1,000,000 shares for a period of two years.

         The Option Letter also contains the Company's agreement to expand its board of directors and to appoint Mr. Abdalla as a director upon the request of Waterton. If Waterton or its designee purchases an additional $13 million of Preferred Stock, Waterton will be entitled to appoint one additional person to the Company's board of directors.

         Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships





                                 (Page 8 of 12)
concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.       Joint Filing Agreement dated as of September 9, 1996.

         Exhibit 2. Articles of Incorporation, as amended (including Second Amended and Restated Certificate of Determination of Rights of Series A Preferred Shares) (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 3. Private Securities Subscription Agreement and Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 4. Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 10.2 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 5. Letter Agreements dated as of August 22, 1996 between the Company and Waterton Management, L.L.C. (incorporated by reference to Exhibit 10.3 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 6. Letter Agreement dated as of August 22, 1996 between the Starkman Family Trust and Waterton Management, L.L.C. (incorporated by reference to Exhibit 10.4 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).





                                 (Page 9 of 12)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1996           Yucaipa Waterton Deli Investors, LLC
                                    Waterton Management, LLC



                                    By: Kenneth J. Abdalla
                                    Its Manager


                                    By:     /s/ KENNETH J. ABDALLA
                                       ----------------------------------------
                                    Name:  Kenneth J. Abdalla
                                    Title: Manager




 Dated:  September 9, 1996          Kenneth J. Abdalla


                                           /s/ KENNETH J. ABDALLA
                                    -------------------------------------------





                                (Page 10 of 12)

                                 EXHIBIT INDEX


         Exhibit 1.       Joint Filing Agreement dated as of September 9, 1996.

         Exhibit 2. Articles of Incorporation, as amended (including Second Amended and Restated Certificate of Determination of Rights of Series A Preferred Shares) (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 3. Private Securities Subscription Agreement and Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 4. Common Stock Purchase Warrant Certificate (incorporated by reference to Exhibit 10.2 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 5. Letter Agreements dated as of August 22, 1996 between the Company and Waterton Management, L.L.C. (incorporated by reference to Exhibit 10.3 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).

         Exhibit 6. Letter Agreement dated as of August 22, 1996 between the Starkman Family Trust and Waterton Management, L.L.C. (incorporated by reference to Exhibit 10.4 of the Company's Report on Form 8-K dated August 30, 1996, File No. 0-26956).





                                (Page 11 of 12)